SECURITIS AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: June 25, 2012

Press Release

       For Immediate Release

New U.S. Patents Pertaining to NFC and Contactless Payment Strengthen
OTI’s IP Portfolio

Iselin, NJ, June 25, 2012 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) today announced that the United States Patent and Trademark Office has issued new U.S. patents to the company. These new patents deepen OTI’s involvement in the NFC market from hardware to application level.

OTI’s New Patents Include:

•
The “Retrofit Contactless Smart SIM Functionality in Mobile Communicators” patent (U.S. Patent No. 8,195,236) relates among others to adding NFC and contactless payment capabilities to existing mobile handsets through the connection of a device to a phone’s existing SIM card. This is the foundation of OTI’s Contactless Payments and NFC Insert (COPNI).  A COPNI-enabled mobile phone enables mobile network operators (MNOs) to provide a true after-market solution to existing subscribers, filling the gap between the demand for handsets with embedded NFC and non-NFC enabled phones already in the market.

•
The “Multi-Application Contactless Smart Card” patent (U.S. Patent No. 8,186,602) relates among others to supporting multiple applications and/or payment mechanisms on a single contactless device and operating system.

OTI’s new patents are now part of the company’s extensive and expanding intellectual property (“IP”) portfolio, which includes over 100 issued patents and pending patent applications.  OTI’s IP portfolio covers its proprietary product applications, software platforms, system and product architecture, product concepts and more in the fields of NFC, contactless payment, secure ID, petroleum and parking solutions.

OTI is a pioneer in the contactless payment market and supported MasterCard and Visa, among others, in the creation and implementation of contactless transaction processing and payment solutions.

Oded Bashan, OTI’s Chairman and CEO, commented, “The addition of these new patents to our IP portfolio strengthens our position in the contactless payment market, specifically as it pertains to NFC. Furthermore, being granted another patent pertaining to NFC sphere is yet again testimony to OTI’s creative thinking and excellent R&D resources.”

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, NFC and contactless payments, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from OTI’s existing and/or these new patents. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:

Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
732 429 1900 ext. 111	OTI America, Inc.
galit@otiglobal.com	732 429 1900 ext. 104
jaym@otiglobal.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com